Results 2002 Interim Report as at March 31

Deutsche Bank

Deutsche Bank The Group at a glance according to United States Generally Accepted Accounting Principles (U.S. GAAP).

	1.1.–31.3. 2002	1.1.–31.3. 2001
Share price		
high	€ 82.65	€ 105.70
low	€ 63.25	€ 73.95
Basic earnings per share	€ 0.95	€ 0.62
Modified basic earnings per share[1]	€ 2.02	€ 1.26
Return on average total shareholders' equity[2]	5.9 %	4.9 %
Adjusted return on average active equity[1,3]	16.4 %	10.5 %
Cost/income ratio[4]	79.6 %	85.1 %
Adjusted cost/income ratio[5]	75.1 %	85.1 %
	€ m.	**€ m.**
Net interest revenues	1,725	1,939
Provision for loan losses	270	112
Commissions and fee revenues	2,635	2,804
Trading revenues, net	1,399	2,324
Other noninterest revenues	1,788	908
Total net revenues	7,277	7,863
Total noninterest expenses	6,007	6,951
Income before income tax expense and cumulative effect of accounting changes	1,270	912
Net income	597	382
	31.3.2002 € m.	**31.12.2001 € m.**
Total Assets	950,499	918,222
Loans, net	257,723	259,838
Shareholders' Equity	41,891	40,193
BIS capital ratio	13.2 %	12.1 %
BIS core capital ratio	8.9 %	8.1 %
	Number	**Number**
Branches	2,086	2,099
Staff	92,540	94,782
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA	AA
Fitch IBCA, London	AA	AA

[1] Net income used to calculate Modified basic earnings per share is adjusted for the effect of German tax law changes, for the effect of accounting changes, and in addition in 2001 adjusted for goodwill amortization.
[2] Net income in 2001 is adjusted for goodwill amortization.
[3] We calculate an adjusted measure of our Return on Equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Active Equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our large portfolio in shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in "Active Equity" from the time the shareholdings are sold and the related gains are employed by our businesses.
[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in addition in 2001 adjusted for goodwill amortization.
[5] Total noninterest expenses (excluding goodwill amortization and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

Ladies and Gentlemen,

In the first months of 2002, there were growing signs that – based on the surprisingly dynamic cyclical recovery in the United States of America – the phase of recession is also coming to an end in Europe. Positive signals promise an acceleration of world economic growth.

Current sentiment, however, still features scepticism and restraint. Germany was not the only country to record a strong rise in the number of insolvencies of large corporations in the first quarter. In 2002 financial collapses are likely to set a new record. The situation is made worse by the structural problems apparent in many areas and the unstable world political situation. All this has increased risk awareness in business and industry, and uncertainty about future developments remains strong.

In this environment, which was difficult in general and for the financial markets in particular, Deutsche Bank held its ground comparatively well in the first quarter of 2002. Income before taxes and the cumulative effect of accounting changes was € 1.3 billion, compared to € 912 million in the first quarter 2001, an increase of € 358 million. Net income was € 597 million, compared to € 382 million in the first quarter 2001, an increase of € 215 million.

Net interest revenues totalled € 1.7 billion in the first quarter 2002, compared to € 1.9 billion in the first quarter 2001. This decrease is primarily the result of declining interest rates, lower dividend income and the sale of our European asset finance and leasing business in the second quarter 2001. Commissions and fee revenues were € 2.6 billion for the first quarter 2002 as compared to € 2.8 billion in the prior year. This development reflects the difficult market conditions which continued from the second half of 2001. "Trading performance" for the first quarter 2002 was € 1.5 billion, compared to € 2.2 billion in the prior year. This development is due to a more difficult trading environment, the effect of a single block trade and lower hedge gains on our industrial holdings. Net gains on securities available for sale were € 1.0 billion, compared to € 166 million in the first quarter 2001. This increase is primarily due to realized gains resulting from the further reduction of our holdings in Munich Re and to a lesser extent in Allianz.

Total provisions for credit losses were € 384 million in the first quarter 2002 (first quarter 2001: € 186 million). This amount included € 270 million for on-balance sheet risk and € 114 million for off-balance sheet exposure. The increase is primarily due to the impact of the continuing unfavourable economic environment which in the first quarter led to increases in specific loan loss provisions particularly within our German, Latin American and leveraged finance portfolios.

Compensation and benefits were € 2.9 billion in the first quarter 2002, a decrease of 20 % compared with the first quarter 2001. This decrease is primarily due to the reduction

in bonus accruals, but also in non-bonus compensation expenses reflecting the reduction in headcount as a result of the restructuring activities caried out to date. Other noninterest expenses (excluding policyholder benefits and claims as well as restructuring activities) were € 2.1 billion or € 146 million lower than the first quarter 2001 (excluding goodwill amortization). Contributing to this decrease were, among other items, lower professional service fees, communication costs and depreciation which more than offset the increase in provisions for off-balance sheet exposures. We have made substantial progress in cost reduction and stay firm in our intention to reduce run-rate expenses via creating an efficient and cost-effective operating infrastructure.

In our Corporate and Investment Bank (CIB) Group Division, we further strengthened our competitive position in major businesses. In the strategically important M&A business, for instance, we were the only leading investment bank to increase market share in the first quarter of 2002. We moved to number one in the league tables for Germany and the U.K., taking third and seventh position in Europe and the U.S., respectively.

We strongly expanded our Private Clients and Asset Management (PCAM) Group Division according to plan. With the acquisition of U.S. asset managers Scudder Investments and RREEF successfully completed in April, we took a major step forward in globalizing our core activities, Asset Management and Private Wealth Management. This has bolstered our market position, particularly in the U.S. retail fund segment and in business with high-net-worth individuals. Worldwide, we have now established ourselves in the top league of asset managers.

The newly established Group Executive Committee has undertaken a comprehensive review of the bank's strategy. In the context of its commitment to deliver superior shareholder value, the Group Board has agreed to implement the following programme:

– Focus on current earnings:
Cost and performance management is the bank's top priority and will be aggressively pursued. We will protect our stable revenue base and eliminate substantial costs in the current year thereby maximising current earnings. It is our plan to have reduced our noninterest cost base (2001 U.S. GAAP basis) by € 2 billion by the end of 2003. This reduction will be achieved before accounting for the impact of the Deutsche Herold disposal and of the Scudder and RREEF acquisitions.

– Further improvement of capital and balance sheet management:
Having taken our Tier 1 capital ratio above 8 %, we are now preparing an accelerated divestment programme in respect of our remaining industrial holdings and non-core alternative investments. The freed-up capital will be earmarked for a potential share buy-back programme. We will seek the necessary authorization at the Annual General Meeting on 22 May.

– Focus on core businesses:
We are in the process of increasing our focus on our core businesses: Corporate Banking & Securities, Cash Management & Trade Finance, Private & Business Clients, Private Wealth Management, Asset Management and Corporate Investments. The exit from a number of business areas, commenced in 2001, is continuing in 2002 in order to prevent non-core businesses consuming investment spend at the expense of growth in our core business portfolio. We are currently exploring strategic alternatives with regard to major parts of our Securities Services and our Passive Asset Management businesses. We are also investigating the outsourcing of data centres to further reduce the degree of vertical integration in our infrastructure. In the context of our increased focus and given recent public speculation, we wish to reiterate the fact that our core businesses remain committed to their demanding German mid-cap clients where a fair risk adjusted return can be generated for our shareholders.

– Optimization of the PCAM franchise:
The structural realignment within PCAM will advance considerably in 2002. The integration of the Scudder and RREEF businesses will cement our place in the active asset management bulge bracket. We have launched a major initiative designed to grow our Private Wealth Management franchise with emphasis on Germany, the U.S. and the global offshore market. We will bundle our business with private and business clients (Deutsche Bank 24, Private Banking, maxblue, and small-cap corporate banking) under the brand umbrella Deutsche Bank with a single management team. The focus of this business unit will be on those European countries where we are benefiting from an established franchise.

These measures will further enable us to achieve Deutsche Bank's aspiration to be a leading global provider of integrated financial solutions for demanding clients and to remain the pre-eminent bank in Germany generating exceptional value for its shareholders and people.

At the time of the release of our second quarter 2002 Interim Report on 1 August 2002, we will report in detail about the implementation of the measures, progress made, and discernible effects on performance.

Yours sincerely,

Rolf-E. Breuer
Spokesman of the Board of Managing Directors

Frankfurt am Main, April 2002

Discussion of Results

Income before taxes and cumulative effect of accounting changes

Income before taxes and cumulative effect of accounting changes in the first quarter 2002 was € 1.3 billion, compared to € 912 million in the first quarter 2001, an increase of € 358 million.

Net income

Net income in the first quarter of 2002 was € 597 million, compared to € 382 million in the first quarter 2001, an increase of € 215 million or 56 %.

Net interest revenues

Net interest revenues totaled € 1.7 billion in the first quarter 2002, compared to € 1.9 billion in the first quarter 2001. Trading related interest (i.e. interest income and expenses on trading assets and liabilities) is reported in Net interest revenues under U.S. GAAP. Excluding trading related interest, net interest revenues would have been € 1.6 billion for the first quarter 2002, compared to € 1.8 billion in the prior year. This development is primarily the result of declining interest rates, lower dividend income and the sale of our European asset finance and leasing business in the second quarter 2001. Under U.S. GAAP net interest cash flows from derivative transactions that did not qualify for hedge accounting treatment of € 2 million in the first quarter 2002, compared to € 245 million in the prior year's quarter are included in trading revenues. Had these transactions all qualified as hedges, the interest flows would have been included in net interest revenues.

Commissions and fee revenues

Commissions and fee revenues were € 2.6 billion for the first quarter 2002, as compared to € 2.8 billion in the prior year. This development reflects the difficult market conditions which continued from the second half of 2001. Brokerage fees, which declined by 18% to € 675 million in the first quarter 2002 as a result of lower transaction volumes, were the largest contributor to this development. Underwriting and advisory fees for the quarter was € 442 million, which, though down from the prior year, held up well in a weak capital markets environment. Commissions for assets under management were € 684 million for the quarter, down modestly from € 702 million in the corresponding prior-year quarter despite continued difficult market conditions. These reductions are partly offset by fees from other customer services which increased to € 676 million by 17 % over the prior year, reflecting the strength of our commercial banking franchise.

Insurance premiums

Insurance premiums which for the quarter were € 634 million, exceeded the prior year result by € 48 million or 8 %. As previously announced we signed an agreement with Zurich Financial Services in December 2001 to sell them most of our insurance business, including our subsidiaries in Germany, Spain, Italy and Portugal. The main part of the transaction, which related to our business in Germany, was closed in April 2002, and we expect the transaction in the other countries to close mid-2002. Following the sale, we will continue to offer our private and retail clients the insurance products of our former subsidiaries in the respective countries.

Trading revenues, net

Trading revenues, net for the quarter were € 1.4 billion, compared to € 2.3 billion in the comparable 2001 quarter. Under U.S. GAAP trading revenues do not include trading related interest. "Trading performance" adjusts reported trading revenues by adding trading related interest and deducting interest on non-trading derivatives which do not qualify for hedge accounting. Adjusted for these items, "trading performance" for the first quarter 2002 was € 1.5 billion, compared to € 2.2 billion in the prior year. This development is due to a more difficult trading environment, the effect of a single block trade and lower hedge gains on our industrial holdings.

Net gains on securities available for sale

Net gains on securities available for sale were € 1.0 billion in the first quarter 2002, compared to € 166 million in the first quarter 2001. This increase is primarily due to gross realized gains resulting from the further reduction of our holdings in Munich Re and to a lesser extent in Allianz AG, offset by lower net gains in our insurance subsidiaries.

Net income (loss) from equity investments

Net loss from equity investments was € 68 million in the quarter, compared to a net gain of € 16 million in the prior year, primarily due to the write-down of one investment partially offset by the gain on the sale of another.

Other revenues

Other revenues totaled € 184 million in the first quarter 2002, representing an increase of € 44 million compared to the previous year's first quarter. The principal contributors to the increase were income from real estate and from other investments.

Total provisions for credit losses

Total provisions for credit losses were € 384 million in the first quarter 2002, an increase of € 198 million compared to € 186 million in the first quarter of 2001. This amount included € 270 million for on-balance sheet risk, which is reported in the Provision for loan losses line, and € 114 million for off-balance sheet exposure, which is recorded in other noninterest expenses. The provision is comprised of net new specific loan loss provisions, as well as provisions for smaller-balance standardized homogenous exposures, country risk provisions and other inherent losses. The increase is primarily due to the impact of the continuing unfavourable economic environment which in the first quarter led to increases in specific loan loss provisions particularly within our German, Latin American and leveraged finance portfolios.

Compensation and benefits

Compensation and benefits were € 2.9 billion in the first quarter 2002, a decrease of 20 % compared with the first quarter 2001. This decrease is primarily due to the reduction in bonus accruals, but also in non-bonus compensation expenses, reflecting the reduction in headcount as a result of the restructuring activities carried out to date. We expect further headcount reductions in 2002 as a result of the already announced restructuring initiatives.

Policyholder benefits and claims

Policyholder benefits and claims decreased from € 849 million to € 654 million, reflecting the lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates in line with the decrease in their net gains on securities available for sale (as discussed above).

Goodwill amortization

Goodwill amortization ended starting January 1, 2002 as a result of the implementation of U.S. GAAP accounting standards SFAS 141 and 142. This accounting change led to a decrease of € 214 million in noninterest expenses compared to the previous reporting period.

Restructuring activities

Restructuring activities of € 340 million were recorded in the first quarter 2002, of which € 246 million is reflected in Private Clients and Asset Management, € 93 million in Corporate and Investment Bank and € 1 million in Corporate Investments. The restructuring covers a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. A total of approximately 2,100 employees are impacted by these restructuring programs, which will be completed by the first quarter 2003. These reductions are part of the earlier announced figure of 9,200 employees.

Remainder of noninterest expenses

The remainder of noninterest expenses was € 2.1 billion or € 146 million lower than the first quarter 2001. Contributing to this decrease were, among other items, lower professional service fees, communication costs and depreciation which more than offset the increase in provisions for off-balance sheet exposures described in the comment above on provisions for credit losses.

Income tax expense

Income tax expense in the first quarter of 2002 amounted to € 710 million compared to € 323 million in the first quarter of 2001. Substantially all of the tax expense in the first quarter 2002 relates to sales of securities classified as „available for sale" and represents the reversal of income tax benefits recorded under U.S. GAAP in prior years for the effect of German tax law changes eliminating taxes on the gains of shareholdings in corporations.

Cumulative effect of accounting changes, net of tax

Cumulative effect of accounting changes, net of tax represented the effects from the implementation of the new accounting standards SFAS 141 and 142 resulting in the recognition of income (net of tax) of € 37 million from the required elimination of negative goodwill in the first quarter of 2002. The € 207 million expense reported in the first quarter of 2001 represented the effect of the adoption of the U.S. GAAP standard on accounting for derivatives (SFAS 133).

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to the Group's results.

Corporate and Investment Bank

The Corporate and Investment Bank (CIB) continued to face difficult market conditions in the first three months of the year and produced a pre-tax profit of € 524 million, compared to € 876 million in the same period last year. The current quarter's results have been impacted by a single block trade and restructuring activities of € 93 million substantially all of which is CIB's allocated share of restructuring activities for infrastructure-related initiatives. The prior year comparison benefited from the previously mentioned accounting change relating to goodwill amortization. The broad consensus of opinion is that trends in monetary policy across the developed economies are likely to provide challenges as well as opportunities for the remainder of the year.

Corporate Banking & Securities

Corporate Banking & Securities' pre-tax profit before restructuring activities was € 533 million compared to € 826 million before goodwill amortization in first quarter 2001. Net revenues were € 3.3 billion in the quarter, € 917 million lower than the previous year. The equities business saw the largest decline reflecting reduced cash equity revenues due to lower primary revenues and difficult secondary market conditions, as well as lower income from derivatives due to reduced volatility in the quarter. Additionally, revenues from equity activities were affected by a single block trade. Revenues from fixed income and related products were very strong with an increase of 16% over first quarter 2001. Advisory revenues held up well in a weak marketplace and CIB was involved in many of the major announced deals in the quarter, resulting in significant increases in league table positions. Other revenue components were broadly consistent period on period. Provisions for loan losses increased to € 174 million in the quarter, primarily due to the impact of the continuing unfavourable economic environment which in the first quarter led to increases in loan loss provisions particularly within our German, Latin American and leveraged finance portfolios. Noninterest expenses, excluding restructuring activities were € 2.6 billion, a reduction of € 765 million, or 23%, compared to first quarter 2001 adjusted for goodwill amortization. Savings on discretionary spend continued to show through, but the largest reduction was in performance related compensation expense.

Global Transaction Banking

Global Transaction Banking recorded a pre-tax profit of € 84 million compared to € 180 million before goodwill amortization in first quarter 2001. Net revenues remained stable compared to previous year. Noninterest expenses of € 650 million were up by € 86 million over first quarter 2001 before goodwill amortization. The increase was primarily attributable to higher provision for off-balance sheet exposure described in the comment above on provision for credit losses.

Private Clients and Asset Management

Private Clients and Asset Management (PCAM) continued its reorganization activities in first quarter 2002. Excluding restructuring activities, PCAM's pre-tax profit amounted to € 161 million compared to € 211 million before goodwill amortization in first quarter 2001. The market downturn after the first quarter 2001 carried on through the first quarter of 2002 affecting revenues in both Asset Management and Private Banking. Restructuring activities were € 246 million in first quarter 2002. The major part, € 217 million, were

attributable to the restructuring of the Personal Banking branch network in Germany and Spain. Another € 27 million were related to the restructuring of Private Banking Centers in Germany.

Asset Management

Asset Management recorded a pre-tax profit of € 31 million compared to € 114 million before goodwill amortization in first quarter 2001. Net revenues of € 423 million were essentially unchanged compared to the fourth quarter of 2001, but down by € 80 million over first quarter 2001. This development was mainly attributable to weaker markets connected with lower revenues in the retail and institutional business, predominantly in Continental Europe. Noninterest expenses of € 392 million were essentially unchanged compared to first quarter 2001 adjusted for goodwill amortization.

Private Banking

Private Banking's results included restructuring activities of € 27 million. Pre-tax profit excluding these charges were € 36 million compared to € 133 million before goodwill amortization in first quarter 2001. Net revenues of € 382 million were essentially in line with the last three quarters in 2001 but down by € 100 million compared to first quarter 2001, when markets were more active. Lower placement and brokerage fees from our advisory products accounted for most of the decline. Noninterest expenses for the quarter, excluding restructuring activities, were € 347 million. Savings due to cost containment initiatives were offset by a higher cost base after strategic hirings made later in the year 2001.

Personal Banking

Personal Banking recorded restructuring activities of € 217 million in first quarter 2002. Pre-tax profit before restructuring activities amounted to € 92 million compared to a pre-tax loss of € 36 million before goodwill amortization in first quarter 2001. Net revenues of € 1.7 billion were down by 5% over first quarter 2001. The decrease was caused by lower revenues from the insurance business due to weaker net gains on securities available for sale. Excluding the insurance business, Personal Banking's net revenues were up by 9 %, mainly attributable to loan and advisory products. Provision for loan losses increased by € 25 million reflecting the worsening economic situation. Noninterest expenses excluding restructuring activities and policyholder benefits and claims amounted to € 916 million in first quarter 2002. The decrease of 6% over noninterest expenses before goodwill amortization in first quarter 2001 reflected the effects of cost reduction efforts.

Corporate Investments

Corporate Investments' pre-tax profit amounted to € 835 million in first quarter 2002. Net revenues of € 1.2 billion included € 1.0 billion gross realized gains from the further reduction of our holdings in Munich Re and to a lesser extent in Allianz AG. The remaining variance compared to net revenues of € 312 million in first quarter 2001 was caused by lower hedge gains on the industrial holdings portfolio. Provision for loan losses of € 48 million were up by € 15 million compared to first quarter 2001. The increase was attributable to the North American financial services business. Noninterest expenses were € 290 million after € 254 million in first quarter 2001 before goodwill amortization, which was primarily due to the consolidation of our private equity investment in Center Parcs starting in the third quarter 2001.

Independent Accountants' Review Report

The Board of Managing Directors of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2002, and the related statements of income, comprehensive income, changes in stockholders' equity, and condensed cash flows for the three-month period then ended. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main
April 29, 2002

Income Statement Deutsche Bank Group

Income Statement

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Net interest revenues	**1,725**	**1,939**
Provision for loan losses	270	112
Net interest revenues after provision for loan losses	**1,455**	**1,827**
Commissions and fees from fiduciary activities	842	913
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,117	1,313
Fees for other customer services	676	578
Insurance premiums	634	586
Trading revenues, net	1,399	2,324
Net gains on securities available for sale	1,038	166
Net income (loss) from equity investments	(68)	16
Other revenues	184	140
Total noninterest revenues	**5,822**	**6,036**
Compensation and benefits	2,872	3,601
Net occupancy expense of premises	326	309
Furniture and equipment	58	89
IT costs	661	642
Agency and other professional service fees	201	317
Communication and data services	116	163
Policyholder benefits and claims	654	849
Other expenses	779	767
Goodwill amortization	–	214
Restructuring activities	340	–
Total noninterest expenses	**6,007**	**6,951**
Income before income tax expense and cumulative effect of accounting changes	**1,270**	**912**
Income tax expense	6	288
Income tax expense from the change in effective tax rate and the reversing effect	704	35
Income before cumulative effect of accounting changes, net of tax	**560**	**589**
Cumulative effect of accounting changes, net of tax	37	(207)
Net income	**597**	**382**
Earnings per share figures		
Earnings per common share		
Basic		
Income before cumulative effect of accounting changes, net of tax	€ 0.89	€ 0.96
Cumulative effect of accounting changes, net of tax	€ 0.06	€ (0.34)
Net income	**€ 0.95**	**€ 0.62**
Goodwill amortization	–	€ 0.25
Adjusted Net income	**€ 0.95**	**€ 0.87**
Diluted		
Income before cumulative effect of accounting changes, net of tax	€ 0.88	€ 0.94
Cumulative effect of accounting changes, net of tax	€ 0.06	€ (0.33)
Net income	**€ 0.94**	**€ 0.61**
Goodwill amortization	–	€ 0.25
Adjusted Net income	**€ 0.94**	**€ 0.86**

Statement of Comprehensive Income Deutsche Bank Group

Statement of Comprehensive Income

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Net income	**597**	**382**
Unrealized gains (losses) on securities available for sale		
Net unrealized gains (losses) arising during the period, net of tax and other	499	(216)
Net reclassification adjustment for realized net gains, net of tax and other	(272)	(29)
Net unrealized derivative gains (losses), net of tax	(5)	1
Net unrealized foreign currency translation gains (losses) arising during the period, net of tax	67	189
Other comprehensive income (loss)	**289**	**(55)**
Comprehensive income	**886**	**327**

Condensed Cash Flow Statement Deutsche Bank Group

Condensed Cash Flow Statement

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Cash and due from banks at end of previous year	**10,388**	**8,502**
Net cash used in operating activities	(18,560)	(9,623)
Net cash used in investing activities	(9,723)	(35,495)
Net cash provided by financing activities	27,768	49,398
Net effect of exchange rate changes on cash and due from banks	28	(101)
Cash and due from banks at end of period	**9,901**	**12,681**

Balance Sheet Deutsche Bank Group

Assets

in € m.	31.3.2002	31.12.2001
Cash and due from banks	9,901	10,388
Interest-earning deposits with banks	35,925	37,986
Central bank funds sold	24	4
Securities purchased under resale agreements	104,821	103,681
Securities borrowed	60,462	40,318
Trading assets	304,702	293,653
Securities available for sale	67,832	71,666
Other investments	12,303	11,997
Loans, net	257,723	259,838
Premises and equipment, net	10,252	9,806
Intangible assets, net	9,037	8,947
Other assets related to insurance business	14,656	13,875
Due from customers on acceptances	478	553
Accrued interest receivable	5,677	5,907
Other assets	56,706	49,603
Total Assets	**950,499**	**918,222**

Liabilities and Shareholders' Equity

in € m.	31.3.2002	31.12.2001
Noninterest-bearing deposits		
Domestic offices	18,807	22,244
Foreign offices	7,828	7,487
Interest-bearing deposits		
Domestic offices	95,713	96,659
Foreign offices	248,788	247,699
Total deposits	371,136	374,089
Trading liabilities	123,719	121,329
Securities sold under repurchase agreements	88,171	73,299
Securities loaned	14,257	7,620
Other short-term borrowings	36,467	28,548
Acceptances outstanding	478	553
Insurance policy claims and reserves	36,118	35,241
Accrued interest payable	6,472	7,423
Other liabilities	54,860	58,943
Long-term debt	173,062	166,908
Trust preferred securities	3,868	4,076
Total Liabilities	**908,608**	**878,029**
Common shares, no par value, nominal value of € 2.56	1,591	1,591
Additional paid-in capital	11,301	11,253
Share awards	1,528	899
Retained earnings	23,198	22,619
Common shares in treasury, at cost	(326)	(479)
Accumulated other comprehensive income		
Net unrealized gains (losses) on securities available for sale, net of tax and other	3,646	3,419
Net unrealized gains (losses) on derivatives hedging variability of cash flows, net of tax	(6)	(1)
Foreign currency translation, net of tax	959	892
Total Shareholders' Equity	**41,891**	**40,193**
Total Liabilities and Shareholders' Equity	**950,499**	**918,222**

Statement of Changes in Shareholders' Equity Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Common shares		
Balance, beginning of year	1,591	1,578
Common shares distributed under employee benefit plans	–	–
Issuance of common shares	–	–
Balance, end of period	1,591	1,578
Additional paid-in capital		
Balance, beginning of year	11,253	10,876
Common shares distributed under employee benefit plans	–	–
Issuance of common shares	–	–
Issuance of a subsidiary's stock	52	–
Net gains (losses) on treasury shares sold	(4)	(44)
Balance, end of period	11,301	10,832
Retained earnings		
Balance, beginning of year	22,619	23,331
Net income	597	382
Cash dividends declared and paid	–	–
Other	(18)	(20)
Balance, end of period	23,198	23,693
Common shares in treasury, at cost		
Balance, beginning of year	(479)	(119)
Purchases of shares	(5,458)	(13,806)
Sale of shares	5,609	13,916
Treasury shares distributed under employee benefit plans	2	9
Balance, end of period	(326)	–
Share awards – common shares issuable		
Balance, beginning of year	1,666	1,883
Deferred share awards granted, net	1,102	640
Deferred shares distributed	(6)	(8)
Balance, end of period	2,762	2,515
Share awards – deferred compensation		
Balance, beginning of year	(767)	(1,016)
Deferred share awards granted, net	(1,102)	(640)
Amortization of deferred compensation, net	635	773
Balance, end of period	(1,234)	(883)
Accumulated other comprehensive income		
Balance, beginning of year	4,310	7,150
Unrealized net gains (losses) on securities available for sale, net of tax and other	227	(245)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(5)	1
Foreign currency translation, net of tax	67	189
Balance, end of period	4,599	7,095
Total Shareholders' Equity, end of period	**41,891**	**44,830**

Basis of Presentation

The accompanying financial statements as of March 31, 2002 and for the three-month period then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and condensed cash flows have been reflected. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The March 31, 2002 interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2001 Annual Report and Form 20-F.

The accompanying Deutsche Bank Group financial statements as of March 31, 2001 and for the three-month period then ended are also unaudited and were prepared by adjusting previously issued financial statements as of and for the period ended March 31, 2001 under International Accounting Standards (IAS) as follows:

- Principal timing and valuation differences between IAS and accounting principles generally accepted in the United States of America (U.S. GAAP) were allocated to the quarter as appropriate;
- Line items from the IAS statements were remapped to appropriately present the financial statements under U.S. GAAP.

These 2001 interim financial statements are being presented for comparative purposes. Management believes that these 2001 interim financial statements provide a reasonable basis for comparison with the 2002 interim financial statements.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

Impact of Changes in Accounting Principles

SFAS 141 and 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed on an ongoing basis.

Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. The annual goodwill amortization was € 951 million in 2001. Also, the Group recognized € 37 million, net of taxes, as a cumulative effect of change in accounting principle from the write-off of negative goodwill. The group continues to evaluate the additional effects, if any, that the impairment tests provisions of SFAS 141 and SFAS 142 will have on the Group's consolidated financial statements. The first phase of the impairment tests must be completed by June 30, 2002.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The adoption of SFAS 144 did not have a material impact on the Group's consolidated financial statements in the first quarter of 2002.

Information on the Income Statement

Deutsche Bank Group

Net interest revenues

Net interest revenues

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Interest revenues	10,048	13,398
Interest expense	8,323	11,459
Net interest revenues	**1,725**	**1,939**

Commissions and fee revenues

Commissions and fee revenues

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Commissions and fees from fiduciary activities		
Commissions for administration	146	163
Commissions for assets under management	684	702
Commissions for other securities business	12	48
Total	**842**	**913**
Commissions, broker's fees, markups on securities underwriting and other securities activities		
Underwriting and advisory fees	442	489
Brokerage fees	675	824
Total	**1,117**	**1,313**
Fees for other customer services	**676**	**578**
Total commissions and fee revenues	**2,635**	**2,804**

Trading revenues, net

Trading revenues, net

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Interest and credit trading	799	733
Equity trading	(171)	1,046
Foreign exchange, metal, commodity trading	397	415
Other trading*	374	130
Total	**1,399**	**2,324**

* Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

Net gains on securities available for sale

Net gains on securities available for sale

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Debt securities – gross realized gains	86	77
Debt securities – gross realized losses*	(90)	(70)
Equity securities – gross realized gains	1,335	309
Equity securities – gross realized losses*	(293)	(150)
Total	**1,038**	**166**

* Includes write-downs for other than temporary impairment.

Information on the Balance Sheet

Deutsche Bank Group

Trading assets

Trading assets

in € m.	31.3.2002	31.12.2001
Bonds and other fixed-income securities	171,928	150,698
Equity shares and other variable-yield securities	73,210	77,683
Positive market values from derivative financial instruments*	51,705	60,622
Other trading assets	7,859	4,650
Total	**304,702**	**293,653**

* Derivatives under master netting agreements are shown net.

Trading liabilities

Trading liabilities

in € m.	31.3.2002	31.12.2001
Bonds and other fixed-income securities	56,840	48,784
Equity shares and other variable-yield securities	19,569	18,346
Negative market values from derivative financial instruments*	47,310	54,199
Total	**123,719**	**121,329**

* Derivatives under master netting agreements are shown net.

Securities available for sale

Securities available for sale

				31.3.2002				31.12.2001
	Fair Value	Gross Unrealized Holding		Amortized Cost	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses			Gains	Losses	
Debt securities	44,994	626	(531)	44,899	47,502	1,026	(416)	46,892
Equity securities	22,838	9,459	(582)	13,961	24,164	10,106	(763)	14,821
Total	**67,832**	**10,085**	**(1,113)**	**58,860**	**71,666**	**11,132**	**(1,179)**	**61,713**

Problem loans

Problem loans

in € bn.	Impaired loans	Non-performing homogenous loans	31.3.2002 Total	Impaired loans	Non-performing homogenous loans	31.12.2001 Total
Non-accrual loans	9.4	1.5	10.9	10.0	1.5	11.5
90 days past due and still accruing	0.5	0.2	0.7	0.5	0.4	0.9
Troubled debt restructurings	0.3	0.0	0.3	0.3	0.0	0.3
Potential problem loans	0.0	0.0	0.0	0.0	0.0	0.0
Total problem loans	**10.2**	**1.7**	**11.9**	**10.8**	**1.9**	**12.7**

Allowances for credit losses

Allowances for on-balance sheet positions

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Balance, beginning of year	**5,585**	**6,745**
Provision for loan losses	270	112
Net charge-offs	**(503)**	**(142)**
Charge-offs	(520)	(156)
Recoveries	17	14
Allowance related to acquisitions/divestitures	0	(18)
Foreign currency translation	25	(36)
Balance, end of period	**5,377**	**6,661**

Allowances for off-balance sheet positions

in € m.	1.1.–31.3. 2002	1.1.–31.3. 2001
Balance, beginning of year	**496**	**453**
Provision for credit losses on lending-related commitments	114	74
Net charge-offs	0	0
Allowance related to acquisitions/divestitures	0	0
Foreign currency translation	1	95
Balance, end of period	**611**	**622**

Other short-term borrowings

Other short-term borrowings

in € m.	31.3.2002	31.12.2001
Central bank funds purchased	9,529	8,076
Commercial paper	13,314	14,251
Other	13,624	6,221
Total	**36,467**	**28,548**

Long-term debt

Long-term debt

in € m.	31.3.2002	31.12.2001
Senior debt		
Mortgage bonds		
Fixed rate	49,814	48,501
Floating rate	8,190	8,215
Other bonds and notes		
Fixed rate	61,392	59,773
Floating rate	41,610	39,167
Subordinated debt		
Bonds and notes		
Fixed rate	9,008	8,885
Floating rate	3,048	2,367
Total	**173,062**	**166,908**

Liability for restructuring activities

Restructuring activities

in € m.	Total
As at 31.12.2001	**272**
Additions	340
Utilization	59
Releases	0
Increases (reductions) due to exchange rate fluctuations	1
As at 31.3.2002	**554**

Segment Information Deutsche Bank Group

From the beginning of 2002, we have revised our management reporting systems to reflect changes in the methodologies we employ for managing our divisions and to reflect changes in the management responsibility for certain businesses.

Basis of measurement

The methodologies for managing our divisions were amended to bring them more closely in line with U.S. GAAP. The changes were primarily related to the accounting for share-based compensation, the accounting for equity method investments, the elimination of income earned on own bonds and the presentation of minority interest as a noninterest expense item.

Reporting segment information by Group Divisions

in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Consolidation/ Adjustments	Total Group
1.1.–31.3.2002					
Net revenues[2]	3,986	2,497	1,173	(109)	7,547
Provision for loan losses	168	54	48	0	270
Noninterest expenses[1]	3,294	2,528	290	(105)	6,007
Income (loss) before income taxes[3]	**524**	**(85)**	**835**	**(4)**	**1,270**
Average active equity	15,970	4,661	7,866	2,268	30,765
Adjusted return on average active equity in %[4]	13	(7)	42	–	17
Assets	732,715	124,572	119,840	(26,628)	950,499
Risk-weighted positions (BIS risk positions)	188,544	56,637	54,458	4,198	303,837
Cost/income ratio in %[5]	80	91	25	–	75
[1] Includes: Depreciation, depletion and amortization	121	77	28		
Goodwill amortization	–	–	–		
Policyholder benefits and claims	0	640	0		
Severance payments	30	20	1		
Restructuring activities	93	246	1		
1.1.–31.3.2001 (restated)					
Net revenues[2]	4,929	2,765	312	(31)	7,975
Provision for loan losses	43	33	33	3	112
Noninterest expenses[1]	4,010	2,565	289	87	6,951
Income (loss) before income taxes[3]	**876**	**167**	**(10)**	**(121)**	**912**
Average active equity	19,483	3,790	6,441	25	29,739
Adjusted return on average active equity in %[4]	21	22	2	–	14
Assets (31.12.2001)	677,580	123,795	120,878	(4,031)	918,222
Risk-weighted positions (BIS risk positions) (31.12.2001)	187,946	56,260	56,173	4,700	305,079
Cost/income ratio in %[5]	79	91	81	–	85
[1] Includes: Depreciation, depletion and amortization	95	85	21		
Goodwill amortization	130	44	35		
Policyholder benefits and claims	0	832	0		
Severance payments	25	10	2		
Restructuring activities	0	0	0		

[2] Net interest revenues and noninterest revenues.
[3] Before cumulative effect of accounting changes.
[4] Income before income taxes excluding goodwill amortization divided by average active equity. Regarding our definition of active equity, see footnote 1 on cover page of this Interim Report.
[5] Excluding goodwill amortization, provision for loan losses and restructuring activities.

Reporting segment information by Business Divisions

in € m.	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Private Clients and Asset Management: Personal Banking	Private Clients and Asset Management: Private Banking	Private Clients and Asset Management: Asset Management
1.1.–31.3.2002					
Net revenues[2]	3,258	728	1,692	382	423
Provision for loan losses	174	(6)	55	(1)	0
Noninterest expenses[1]	2,644	650	1,762	374	392
Income (loss) before income taxes[3]	**440**	**84**	**(125)**	**9**	**31**
Average active equity	13,562	2,408	1,388	386	2,887
Adjusted return on average active equity in %[4]	13	14	(36)	9	4
Assets[5]	712,160	26,574	91,782	12,886	21,064
Risk-weighted positions (BIS risk positions)	167,058	21,486	42,333	8,304	6,000
Cost/income ratio in %[6]	78	89	91	91	92
[1] Includes: Depreciation, depletion and amortization	112	9	65	7	5
Goodwill amortization	–	–	–	–	–
Policyholder benefits and claims	0	0	629	0	11
Severance payments	28	2	7	3	10
Restructuring activities	93	0	217	27	2
1.1.–31.3.2001 (restated)					
Net revenues[2]	4,175	754	1,780	482	503
Provision for loan losses	33	10	30	2	1
Noninterest expenses[1]	3,430	580	1,793	353	419
Income (loss) before income taxes[3]	**712**	**164**	**(43)**	**127**	**83**
Average active equity	16,228	3,255	1,779	436	1,575
Adjusted return on average active equity in %[4]	20	22	(8)	122	29
Assets[5] (31.12.2001)	664,716	23,708	91,528	12,418	20,495
Risk-weighted positions (BIS risk positions) (31.12.2001)	165,791	22,155	41,894	8,476	5,890
Cost/income ratio in %[6]	79	75	100	72	77
[1] Includes: Depreciation, depletion and amortization	90	5	68	8	9
Goodwill amortization	114	16	7	6	31
Policyholder benefits and claims	0	0	815	0	17
Severance payments	22	3	7	2	1
Restructuring activities	0	0	0	0	0

[2] Net interest revenues and noninterest revenues.
[3] Before cumulative effect of accounting changes.
[4] Income before income taxes excluding goodwill amortization divided by average active equity. Regarding our definition of active equity, see footnote 1 on cover page of this Interim Report.
[5] Consolidation items between corporate divisions are included at the group division level CIB and PCAM.
[6] Excluding goodwill amortization, provision for loan losses and restructuring activities.

Composition of segments

During the first quarter of 2002, management responsibility changed for the following significant businesses:

- The Deutsche Banc Alex. Brown Private Clients Services business was transferred from the Private Banking Corporate Division to the Corporate Banking & Securities Corporate Division.
- The Morgan Grenfell private equity business previously assigned to the Asset Management Corporate Division was transferred to the Corporate Investments Group Division.

- The business of our mortgage bank subsidiary "Eurohypo AG Europäische Hypothekenbank der Deutschen Bank" was transferred from the Corporate Banking & Securities Corporate Division to the Corporate Investments Group Division in anticipation of the merger with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG.
- From the beginning of 2002, all e-brokerage activities under the brand name "maxblue" have been consolidated under the Personal Banking Corporate Division. We therefore transferred all "maxblue" activities previously reported under the Corporate Investments Group Division to the Personal Banking Corporate Division. The same transfer was made for all e-commerce activities in connection with the brand name "moneyshop/moneyshelf".
- The real estate business managed by our subsidiary "Deutsche Grundbesitz Management GmbH" and the real estate investment funds business in Italy (brand name "Fondimmobiliari") were transferred from our Corporate Investments Group Division to the Asset Management Corporate Division where they are consolidated under "DB Real Estate".

The figures for the year 2001 have been restated for the changes in accounting methodologies and management responsibility in order to make them comparable to 2002.

Revenue components by Group Divisions

in € m.	1.1.–31.3.2002	1.1.–31.3.2001 (restated)
Corporate and Investment Bank		
Origination	74	349
Origination (equity)	(55)	127
Origination (debt)	129	222
Sales & Trading	2,468	2,985
Sales & Trading (equity)	726	1,477
Sales & Trading (debt and other products)	1,742	1,508
Advisory	120	152
Loan products	669	744
Transaction services	728	754
Other	(73)	(55)
Total	**3,986**	**4,929**
Private Clients and Asset Management		
Portfolio/fund management	519	563
Insurance business	794	953
Advisory	341	387
Loan/deposit products	637	618
Transaction fees	145	157
Other	61	87
Total	**2,497**	**2,765**

Financial instruments with off-balance sheet credit risk

Financial instruments with off-balance sheet credit risk

in € m.	31.3.2002	31.12.2001
Commitments to extend credit		
Fixed rates	23,964	23,197
Variable rates	89,905	97,532
Guarantees, standby letters of credit and similar arrangements*	41,708	42,402

* Includes commitments to extend guarantees and letters of credit of € 6.9 billion and € 3.2 billion at March 31, 2002 and December 31, 2001, respectively.

Value-at-risk

Group value-at-risk by risk category[1]

	Value-at-risk total[2]		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk	
in € m.	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Value-at-risk[3]	43.49	41.58	40.15	36.07	22.05	20.09	7.16	3.52	5.61	3.55
Minimum value-at-risk[4]	33.47	29.36	29.59	24.15	18.19	11.67	2.28	1.78	3.36	3.02
Maximum value-at-risk[4]	88.92	54.21	54.22	48.54	89.26	35.04	7.16	7.60	9.88	16.27
Average value-at-risk[4]	51.93	43.11	39.30	37.36	39.42	19.89	3.83	3.21	5.63	6.08

[1] All figures for 1-day holding period; 99 % confidence level.
[2] Figures for 2002 based on full correlation, prior year total based on zero correlation. (Zero correlated group value-at-risk as at March 31, 2002: € 46.70 million.)
[3] All figures for 2001 as at December 31, 2001; figures for 2002 as at March 31, 2002.
[4] Amounts refer to the time period January 1 – March 31, 2002 and to the year 2001, respectively.

Capital according to BIS

in € m.	31.3.2002	31.12.2001
Tier I		
Common shares	1,591	1,591
Additional paid-in capital	11,301	11,253
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, share awards	25,359	23,931
Minority interests	1,142	958
Noncumulative trust preferred securities	2,616	2,593
Other (equity contributed by silent partners)	821	811
Items deducted (principally goodwill and tax effect of available for sale securities)	(15,640)	(16,334)
Total	**27,190**	**24,803**
Tier II		
Unrealized gains on listed securities (45 % eligible)	3,950	4,170
General allowances for loan losses	499	479
Cumulative preferred securities, participatory capital	1,922	2,190
Subordinated liabilities, if eligible according to BIS	6,602	5,416
Total	**12,973**	**12,255**
Total regulatory capital*	**40,163**	**37,058**

* Currently we do not have Tier III capital components.

BIS risk position and capital ratios

in € m.	31.3.2002	31.12.2001
BIS risk position*	303,837	305,079
BIS capital ratio (Tier I + II)	13.2 %	12.1 %
BIS core capital ratio (Tier I)	8.9 %	8.1 %

* Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 11.4 billion (2001: € 8.0 billion).

Group Quarterly Record Figures according to U.S. GAAP

Balance sheet in € m.	2002 1st quarter
Total Assets	950,499
Total Liabilities	908,608
Total Shareholders' Equity	41,891
Tier I risk-based capital (BIS)	27,190
Total risk-based capital (BIS)	40,163
Income Statement in € m.	
Net interest revenues	1,725
Provision for loan losses	270
Commissions and fee revenues	2,635
Trading revenues, net	1,399
Other noninterest revenues	1,788
Total net revenues	**7,277**
Compensation and benefits	2,872
Goodwill amortization	–
Restructuring activities	340
Other noninterest expenses	2,795
Total noninterest expenses	**6,007**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**1,270**
Income tax expense (benefit)	6
Income tax expense from the change in effective tax rate and the reversing effect	704
Cumulative effect of accounting changes, net of tax	37
Net income	**597**
Key figures	
Basic earnings per share	€ 0.95
Modified basic earnings per share[1]	€ 2.02
Return on average total shareholders' equity[2]	5.9 %
Adjusted return on average active equity[1, 3]	16.4 %
Cost/income ratio[4]	79.6 %
Adjusted cost/income ratio[5]	75.1 %
BIS capital ratio	13.2 %
Staff	92,540

[1] Net income used to calculate Modified basic earnings per share is adjusted for the effect of German tax law changes, for the effect of accounting changes, and in addition in 2001 adjusted for goodwill amortization.
[2] Net income in 2001 is adjusted for goodwill amortization.
[3] Regarding our definition of active equity, see footnote 1 on cover page of this Interim Report.
[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in addition in 2001 adjusted for goodwill amortization.
[5] Total noninterest expenses (excluding goodwill amortization and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

2001 4th quarter	3rd quarter	2nd quarter	1st quarter
918,222	924,100	951,026	991,149
878,029	885,942	905,800	946,319
40,193	38,158	45,226	44,830
24,803	26,027	26,833	24,894
37,058	37,609	41,461	39,905
2,118	1,756	2,807	1,939
556	135	221	112
2,655	2,481	2,787	2,804
660	1,993	1,054	2,324
1,183	311	1,841	908
6,060	**6,406**	**8,268**	**7,863**
3,563	2,955	3,241	3,601
298	225	214	214
294	–	–	–
3,018	2,863	3,172	3,136
7,173	**6,043**	**6,627**	**6,951**
(1,113)	**363**	**1,641**	**912**
(245)	334	57	288
176	34	750	35
–	–	–	(207)
(1,044)	**(5)**	**834**	**382**
€ (1.69)	€ (0.01)	€ 1.34	€ 0.62
€ (0.96)	€ 0.41	€ 2.88	€ 1.26
(7.9) %	2.0 %	9.6 %	4.9 %
(7.3) %	3.3 %	24.0 %	10.5 %
104.3 %	88.9 %	75.6 %	85.1 %
99.8 %	88.9 %	75.6 %	85.1 %
12.1 %	12.4 %	13.2 %	12.4 %
94,782	97,009	97,391	98,353

Group Executive Committee

Rolf-E. Breuer*
born 1937,
Board member since 1985.
Until May 22, 2002, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, responsible for Private Clients and Asset Management (PCAM), Corporate Investments (CI), Corporate Development (AfK) as well as Corporate Communications and Economics.



Josef Ackermann*
born 1948,
Board member since 1996.
Responsible for Corporate and Investment Bank (CIB) and Treasury (provisionally).
From May 23, 2002, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, responsible for Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).



Clemens Börsig*
born 1948,
Board member since 2001.
Chief Financial Officer, responsible for Controlling, Taxes and Investor Relations.
As Chief Risk Officer provisionally responsible for Risk Management and Corporate Security.





Tom Hughes
born 1957,
Global Head of Asset Management.



Anshu Jain
born 1963,
Global Head of Global Markets.



Hermann-Josef Lamberti*
born 1956,
Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

* Member of the Board of Managing Directors of Deutsche Bank AG.

Tessen von Heydebreck*
born 1945,
Board member since 1994.
Chief Administrative Officer,
responsible for Human
Resources, Legal,
Compliance and Audit.

Michael Cohrs
born 1956,
Global Head of Corporate
Finance.

Jürgen Fitschen
born 1948,
Global Head of Transaction
Banking and Relationship
Management Germany.















Kevin Parker
born 1959,
Global Head of
Global Equities.

Ted Virtue
born 1960,
Global Head of Corporate
Investments (CI).

Herbert Walter
born 1953,
Global Head of Retail and
Private Banking.

Pierre de Weck
born 1950,
Global Head of Private
Wealth Management.

Supervisory Board

Supervisory Board

Hilmar Kopper
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson
Deutsche Bank 24 AG,
Berlin

Dr. rer. oec. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens Aktiengesellschaft,
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank 24 AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary
of Unified Services Union,
Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG,
Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG,
Essen

Adolf Kracht
Consultant,
Munich

Professor Dr.-Ing. E. h.
Berthold Leibinger
Chairman of the Board of Management
of TRUMPF GmbH + Co. KG,
Ditzingen

Margret Mönig-Raane*
Vice President of
Unified Services Union,
Berlin

Dr. Michael Otto
Chairman of the Board of Management
of Otto-Versand (GmbH & Co.),
Hamburg

Klaus Schwedler*
GTG Gesellschaft für Technisches
Gebäudemanagement mbH,
Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board of
Management of Robert Bosch GmbH,
Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG,
Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory Board
and the Shareholders' Committee
of Henkel KGaA,
Düsseldorf

* elected by the staff

Committees

Chairman's Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Lothar Wacker*

Mediation Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Ulrich Kaufmann*

Audit Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sabine Horn*, from January 30, 2002
Michael Freiherr Truchseß
von Wetzhausen*

Credit and Market Risk Committee
Hilmar Kopper
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job, from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

Impressum

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 910-00
e-mail: deutsche.bank@db.com

Investor Relations:
Telephone: +49 69 910-38080
e-mail: db.ir@db.com
Internet: www.deutsche-bank.com/ir

Interim Report on the Internet:
www.deutsche-bank.com/q1

Photos

Frank Bauer, London:
page 28
Harry Borden, London:
page 29
Wolfgang von Brauchitsch, Bonn:
page 28
Richard Harris, London:
page 29
Andreas Pohlmann, Munich:
pages 28, 29
Gary Spector, New York:
pages 28, 29
Andreas Teichmann, Essen:
page 29

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2002 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2002

May 22, 2002	**General Meeting in the Festhalle, Frankfurt am Main (Exhibition Centre)**
May 23, 2002	Dividend payment
August 1, 2002	Interim Report as at June 30, 2002

Deutsche Bank

003 83304 32 · 04/02